102 Duffy Avenue Hicksville, New York 11801 Telephone: (516) 683-4100

Craig Gifford

Senior Executive Vice President and Chief Financial Officer

VIA EDGAR

August 12, 2024

Mr. Todd Schiffman

Mr. Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   New York Community Bancorp, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 15, 2024

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

File No. 001-31565

Dear Mr. Schiffman and Mr. Windsor:

New York Community Bancorp, Inc. (the “Company,” “NYCB” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated July 17, 2024, regarding the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Q1 10-Q”) in accordance with the Securities Exchange Act of 1934, as amended.

To assist your review, we have retyped the text of the Staff’s comments in bold text below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed 202310-K and Q1 10-Q.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Risk Factors

Failure to maintain an adequate level of liquidity could result in an inability to fulfill our financial obligations, page 32

1.

We note your disclosure in the second paragraph of this risk factor that downgrades in your credit ratings could result in an “acceleration of deposit outflows.” We also note that you hold governmental and custodial accounts, including for your mortgage servicing rights, that required you to maintain a specified credit rating. Please provide disclosure in future filings of where you are seeking or have received a waiver in order to maintain the deposit business due to a downgrade in one or more of your credit ratings and the specific risks posed if you have not been able to, or are not able to in the future, secure a waiver as needed.

August 12, 2024

The Agencies maintain standards that define the criteria that must be met for an institution to qualify as an eligible custodial depository for the deposits related to loans owned by those respective entities. Each of the following three criteria must be met in order to qualify as an eligible custodial depository: the depository institution must 1) offer deposit insurance through the Federal Deposit Insurance Corporation (the “FDIC”) or the National Credit Union Share Insurance Fund, 2) be rated as well capitalized by its federal or state regulator and 3) have an investment grade short-term issuer/deposit rating from Moody’s Investor’s Service Inc. (“Moody’s”) or S&P Global Ratings (“S&P”) if the institution has assets of more than $30 billion. If any of these three criteria are not met, the agencies can declare a depository ineligible to hold its custodial deposits, issue a waiver of the criteria or mandate certain restrictions such as limiting the institution to only insured balances or require more frequent remittance of collected custodial funds. Each agency operates independently and makes its own determination on eligibility.

As of June 30, 2024, Flagstar Bank, N.A. (“Flagstar” or the “Bank”) was not in compliance with the third criteria and has received a full waiver from each of the three Agencies. Had Flagstar not been able to secure these waivers, some or all of the agency custodial deposit balances would exit the Bank causing a decline in liquidity.

Commencing with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Q2 10-Q”), we will revise our disclosure to disclose the existence of any waivers to maintain the deposit business due to a downgrade in our credit ratings and any risks related to such waiver and/or downgrade.

We have included the following disclosure in our Q2 10-Q:

MD&A, Credit Ratings

“We maintain credit ratings from three rating agencies: Moody’s, Fitch and Morningstar DBRS. As of each of the dates indicated, our credit ratings were as follows:

	June 30, 2024		December 31, 2023		June 30, 2023
Long-Term Issuer Rating:
Moody’s	B2		Baa3		Baa3
Fitch	BB		BBB		BBB
Morningstar DBRS	BBB	(low)	BBB	(high)	BBB	(high)
Short-Term Deposits Rating:
Moody’s	NP		P-2		P-2

The primary mortgage loan agencies maintain standards that define the criteria that must be met for an institution to qualify as an eligible custodial depository for the deposits related to loans owned by those entities, including have an investment grade short-term issuer/deposit rating from Moody’s or S&P. We are currently not in compliance with that criteria. We have received a waiver of these criteria for all of our custodial deposits which could be revoked at any of the agencies’ discretion. We have no other direct contractual relationships tied to further downgrades in our credit ratings, but may suffer reputational risk that could have an adverse effect on our business should that occur.”

August 12, 2024

We utilize third-party mortgage originators which subjects us to strategic, reputation, compliance, and operational risk., page 43

2.

Please tell us and provide disclosure in the future as to whether this section relates only to consumer mortgage loans or also includes multi-family or commercial real estate loans. Also, please indicate to the extent material, whether you rely, or have relied upon a particular broker or other third-party service provider for origination or documentation of mortgage loans. We note The Wall Street Journal articles on February 10 and March 24, 2024 discussing your significant business relationship with Meridian Capital Group.

Commencing with our Annual Report on Form 10-K for the year ending December 31, 2024 (the “2024 10-K”), we will clarify the disclosure in the risk factor section. We do note, however, that this risk factor disclosure may further change as a result of the Company having recently reached an agreement to sell its consumer mortgage business, which was announced on July 25, 2024.

We further confirm that the risk factor section, as presented in our 2023 10-K, was focused on our residential mortgage origination business, specifically related to the portion of our business conducted through third-party mortgage originators. Any loans originated through third-party mortgage originators are classified as held-for-sale.

We have not historically utilized and do not intend to utilize third party originators for our commercial real estate loans or multi-family loans, or in the manner described in the 2023 10-K risk factor. We have only historically utilized third party brokers to refer loan origination opportunities. We have historically and will continue to underwrite our commercial real estate and multi-family loans in-house. We have included a comment to this effect in our Q2 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

3.

Please tell us and revise future filings to discuss the third-party credit ratings you are subject to, your credit ratings for the periods presented, and the impact or potential impact of changes to those ratings during the periods presented.

We currently maintain credit ratings from three ratings agencies: Moody’s, Fitch and Morningstar DBRS. We receive a long-term debt rating from all three agencies and a deposit rating from Moody’s. We have no other contractual relationships tied to further downgrades to our debt or deposit ratings other than as described in our response to comment 1.

Please see our response to comment 1 above for the additional disclosure added to address this comment.

Our credit ratings as of June 30, 2024 were as follows:

June 30, 2024
Long-Term Issuer Rating:
Moody’s	B2
Fitch	BB
Morningstar DBRS	BBB	(low)
Short-Term Deposits Rating:
Moody’s	NP

August 12, 2024

4.

We note the discussion under “Remediation Status of Reported Material Weaknesses” on page 153. Please discuss on page 51 or elsewhere in the MD&A whether and to what extent these measures will require material expenditures. For example, include a discussion of any expected material increases in non-interest expense.

We do not expect the costs for the remediation of reported material weaknesses to be material. We have made significant changes to our Board of Directors and executive management team to address governance and oversight matters. We have also hired, and are in the process of hiring personnel, to improve the design and operating effectiveness of our credit review controls which we consider to be part of our ongoing operations. To the extent that facts and circumstances change from current expectations as we execute our remediation actions, we will provide additional disclosures in the Management’s Discussion and Analysis sections of the applicable Annual Report on Form 10-K or Quarterly Report on Form 10-Q regarding any expected material expenditures.

We have included the following disclosure in our Q2 10-Q:

MD&A, Recent Developments

“We identified certain material weaknesses in management’s report on internal control over financial reporting included within Item 9A of our Annual Report on Form 10-K/A for the year ended December 31, 2023. Our progress toward remediation as of June 30, 2024 is discussed within Item 4 of this Form 10-Q. We do not expect the cost to remediate these material weaknesses to be material to the consolidated financial statements.”

Net Interest Income, page 53

5.

We note your discussion regarding net interest income, including your year-to-year comparison. While you have referred to changes in various interest income and expense components being impacted by the Flagstar and Signature acquisitions here and in the following net interest margin presentation and discussion, you have not quantified or further discussed how these individual acquisitions impacted the noted income and expense amounts and the accompanying average yield information. Please tell us and revise future filings to more fully quantify how the individual acquisitions impacted each disclosed income and expense analysis, including both nominal changes in total amounts and yield changes. Please refer to Item 303(b)(2) of Regulation S-K.

We do not view the assets acquired and liabilities assumed through the Flagstar acquisition and Signature transaction as separate segments, lines of business, reporting verticals, or otherwise. The legacy Flagstar and Signature businesses have been incorporated into our overall business activities. Financial results of the acquired businesses, including income, expense and yield are not presented separately to management, the Chief Operating Decision Maker or the Board of Directors. Given this fact pattern, management does not separately track or present this financial information internally and the results of operations and net interest margin information disclosed are instead reflective of management’s view that we operate as a single bank. Because of the significant overlap of activities with three organizations with similar size and business, staff, vendor, and other cost changes were done with a view to the organization as a whole and therefore impact of any individual legacy institution is indistinguishable from the whole. Additionally, the impact on net interest income is not distinguishable because of the significant changes in funding structure of the Company in 2023 and early 2024, which impacted the Company as a whole. Therefore, while our disclosures indicate that the acquisitions did indeed have an impact on the various income and expense components, for purposes of disclosure, granular data relating to how the Flagstar acquisition and Signature transaction has impacted income and expense amounts and the accompanying average yield information is not produced at the legacy bank level.

August 12, 2024

Net Interest Margin, page 54

6.

We note on page 54 of the December 31, 2023 10-K and page 8 of the March 31, 2024 10-Q that certain data presented does not sum to the totals in your rate/volume tables. Please revise future filings accordingly.

We acknowledge that the interest rate and volume columns in the tables on page 54 of our 2023 10-K and page 8 of our Q1 10-Q do not sum to the totals as noted in your comment. The narrative preceding the tables accurately stated how the changes were allocated to each individual line. We did not attempt to adjust the rounding differences in each line caused by the allocation methodology to ensure the columns sum to the totals. This was consistent with how management has historically reviewed the net interest margin on its loan portfolio. In our future filings, commencing with the Q2 10-Q, we have conformed our presentation such that the data presented sums in accordance with the comment.

We have included the following disclosure in our Q2 10-Q:

MD&A, Net Interest Income

“The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change.”

	Three Months Ended,			Six Months Ended,
	June 30, 2024 compared to March 31, 2024 Increase/ (Decrease) Due to:			June 30, 2024 compared to June 30, 2023 Increase/ (Decrease) Due to:
(In millions)	Volume[1]	Rate1 2	Net	Volume[1]	Rate1 2	Net
INTEREST-EARNING ASSETS:
Mortgage and other loans and leases	$(13)	$(13)	$(26)	$167	$165	$332
Securities	6	10	16	32	24	56
Reverse repurchase agreements	—	—	—	(8)	(9)	(17)
Interest earning cash & cash equivalent	50	(5)	45	125	33	158

Total interest-earnings assets	$43	$(8)	$35	$316	$213	$529

INTEREST-BEARING LIABILITIES:
Interest-bearing checking and money market accounts	$(24)	$6	$(18)	$(29)	$86	$57
Savings accounts	4	13	17	(15)	47	32
Certificates of deposit	25	21	46	164	208	372
Short term borrowed funds	11	16	27	(29)	(11)	(40)
Other borrowed funds	16	14	30	144	238	$382

Total interest-bearing liabilities	$32	$70	$102	235	$568	$803

Change in net interest income	$11	$(78)	$(67)	$81	$(355)	$(274)

(1)	The change in interest income or expense due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.
(2)	Includes the impact of nonaccrual loans.

August 12, 2024

Provision for Credit Losses

Comparison to Prior Year to Date, page 55

7.

We note you charged-off $112 million for a co-operative loan in the fourth quarter, subsequently transferred the loan to held for sale and recognized a $26 million gain from the disposition on sale subsequent to year-end. We also note from your 8-K and accompanying press release dated January 31, 2024, that the loan had “a unique feature that pre-funded capital expenditures” when describing the charge-off and related information. Please provide the following additional details regarding the loan and charge-off:

•	Additional information on the triggering events or other factors, such as the pre-funded capital expenditures, which led to management’s determination to take this charge-off in the fourth quarter.

•	The carrying value of the loan, loan performance, the existence of any specific loan loss provisions as of each quarterly period from December 31, 2022 to December 31, 2023.

•	Granular and transparent information regarding the uniqueness of the loan and how the pre-funded capital expenditures work within the loan terms.

•	A reconciliation as to how the gain was determined subsequent to year-end.

The referenced loan was funded in February 2022 in the amount of $275 million as a consolidation of existing mortgage loans between the borrower and us, as well as a pre-funded reserve in the amount of $140 million to support any necessary upgrades to the underlying properties; including pipe replacements, elevator modernization and roof repairs. The borrower had never been delinquent on the loan, and we had current and origination date appraisals of the underlying properties indicating significant overcollateralization of the loan. The remaining cash balance in the pre-funded accounts in October 2023 was $95 million.

As of the end of the quarter ended September 30, 2023, and through the November 9, 2023 filing date of the applicable Quarterly Report on Form 10-Q, we continued to assert our ability and intent for the foreseeable future to hold the loan for investment. The loan has been in an accrual status since its origination. The loan was continuously current and paying in accordance with its contractual terms, principal and interest was expected to continue to be collected in accordance with the contractual terms and the collateral value of the loan was significantly greater than the carrying value of the loan. Due to these factors, the loan had no specifically identified allowance for credit losses. Instead, the loan was part of our pooled approach with other commercial loans in accordance with our overall methodology for measuring the allowance for credit losses in accordance with ASC 326 and had a reserve of approximately $0.4 million as of September 30, 2023, primarily due to the appraisal of the collateral being greater than the carrying amount.

Based upon ongoing discussions related to complexities related to the collateral of this loan and questions related to the properties long-term viability, we determined that we were unable to assert that we had the ability to hold the loan as an investment for the foreseeable future and we determined, with executive authority and involvement, that we would actively market the loan for sale externally and reclassify the loan to held for sale. We began actively marketing the loan for sale with third parties in December 2023 and received indicative bids from an individual third party as well as a sale intermediary (broker) as of December 31, 2023.

August 12, 2024

In accordance with ASC 948-310-35-2A, we applied our charge-off policy, reducing the amortized cost by $112 million at the date of reclassification from held for investment to held for sale. The charge-off amount considered both the indicative bids and valuation data points and was taken through the allowance for credit losses in order for the amortized cost at transfer to reflect the anticipated recovery on the loan basis. The write-down of $112 million of the $275 million loan UPB represented a value of 59.3 percent of the amortized cost basis, which was within the range of the indicative bids received as of December 31, 2023. We then determined that, in our judgment, the anticipated discount at sale is largely driven by the unique nature and structure of the loan and its collateral. In making this determination, management considered:

•

the size of the loan; $275 million which was one of the largest individual loans in the portfolio, and of which $140 million of the loan was funded into a reserve deposit account for capital improvements;

•	the nature of the borrower as a Mitchell-Lama Cooperative subject to oversight and approvals by the New York State Division of Housing and Community Renewal;

•	general credit and market risks in the current economic environment;

•

the extended time to maturity (approximately 20 years) for a potential buyer to recover their investment, which was comprised of an initial 10-year interest only period with a fixed rate of 2.9 percent, followed by two successive 5-year options with a 30-year scheduled amortization period at a floating rate of interest with a borrower option to fix the rate;

•	the nature and scale of the collateral (five 24-story elevator-serviced cooperative apartment buildings, a power plant, a retail strip center, and 1,210 tenant parking spaces);

•	the fund reserves and deposit account component of the loan agreement;

•	the approximately 50 percent loan to value ratio, which is higher than other cooperative loans in our portfolio; and

•	the potential reputational risk should the potential buyer of the loan need to foreclose in the future.

In January 2024, we accepted a Letter of Intent from a third party to purchase the loan at a price of 69.25 percent, a difference of approximately 10 percent versus the remaining book value of the loan after charge-off in the fourth quarter of 2024, but within the range of indicative bids discussed above. This differential resulted in a gain of approximately $26 million on the $275 million loan after factoring in fees and costs associated with the loan sale. The sale was completed in February 2024 to another large bank.

Loan Maturity and Repricing Analysis, page 58

8.

We noted in your table on page 58 that a significant portion of your multi-family and commercial real estate portfolios will reprice over the next six years. We also note your disclosure on page 67 that “repricing risk” was one of the factors in your fourth quarter reserve build. Please tell us and revise future filings to discuss in greater detail the impact

August 12, 2024

that repricing risk has on your borrower’s ability to repay loans, how such risk is included in your allowance for loan losses assumptions and/or qualitative factors, and any potential negative impacts of repricing on your business. Similarly consider updating your risk factor disclosure to discuss how you evaluate repricing risk during the term of the loan in cases where the loan is still performing.

Commencing with our Q2 10-Q, we will revise our disclosure to more fully describe how we consider the increased risk related to loan repricing, particularly in the next 18 months.

In our 2023 10-K, we disclosed increased repricing risk in our multi-family portfolio. Repricing events can have a material adverse impact on a borrower’s ability to repay based on the difference in the current interest rate environment compared to prevailing interest rates at the time of origination, which may represent an elevated default risk. The Bank’s most prevalent loan term was a 10-year term with an initial 5-year fixed rate followed by a repricing event at the borrower’s option. Earlier in 2023, guidance on the timing of expected interest rate cuts by the Federal Open Market Committee had been relatively optimistic that multiple rate cuts could occur in the near term. Had interest rate cuts occurred, it would have reduced pressure on the borrowers subject to repricing by reducing the payment they would have to make. Repricing and inflation pressures due to the prevailing higher interest rate environment has resulted in stress to the multi-family portfolio, as evidenced by the decline in asset quality metrics which began to accelerate in the fourth quarter of 2023. Additionally, as multi-family loans were approaching their reprice date, the volume of discussions with borrowers regarding cash flow stress due to the aforementioned factors had been increasing, providing further evidence that option loans with an upcoming reprice date may represent an elevated risk of default when compared to performance in historical periods.

We have included the following disclosure in our Q2 10-Q:

MD&A, Loan Maturity and Repricing

“The following table sets forth option loans by year of repricing and non-option loans by year of contractual maturity for our multi-family and commercial real estate portfolios within loans held for investment at June 30, 2024. Loans that have adjustable rates are shown as being due in the period during which their interest rates are next subject to change. Risks associated with loan repricing are discussed in the Credit Quality section.”

	June 30, 2024
(dollars in millions)	Multi-Family		Commercial Real Estate
Repricing/Contractual Maturity Year	Option Loans by Repricing Date	Non-Option Loans by Contractual Maturity	Option Loans by Repricing Date	Non-Option Loans by Contractual Maturity	Total(1)
2024	$1,871	$348	$200	$582	$3,001
2025	3,716	1,353	399	1,153	6,621
2026	4,169	1,043	802	771	6,785
2027	7,628	1,206	1,034	1,111	10,979
2028	3,805	2,202	328	1,067	7,402
2029	2,326	1,138	291	524	4,279
2030+	165	4,959	9	1,228	6,361

Total amounts due or repricing, gross	$23,680	$12,249	$3,063	$6,436	$45,428

(1)	Excludes Specialty Finance commercial real estate loans and multi-family loans serviced-by-others totaling $544 million or 1% of the total balance.

August 12, 2024

MD&A, Credit Quality

“It is our practice to continually review the risk in our loan portfolio. The Company receives financial information from borrowers annually, and most of the financial information is received in the second calendar quarter. At June 30, 2024, the Company had received updated financial information on approximately 80 percent of the multi-family loan portfolio. Upon receipt of updated borrower financial information, we perform an analysis to determine whether the cash flow from the underlying collateral is sufficient to meet the contractual loan payments, commonly referred to as the debt service coverage ratio. We consider the ability to cover debt service based upon the current contractual rate, or where a borrower’s initial fixed rate period expires within 18 months, the lowest contractual rate reset option available under the loan terms using the current level for referenced indices. Loans for which the collateral does not have a debt service coverage ratio of 1.0 or higher under this analysis are rated substandard.

...

Classified loans increased $3.3 billion in the second quarter of 2024 and $2.3 billion in the first quarter of 2024. These downgrades were principally related to loans with upcoming maturities or repricing where the estimated net operating income of the property would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms, or the underlying collateral values are estimated to have declined to at or below the loan carrying amount. Classified loans reflect the potential that a loss may occur if deficiencies in the primary source of repayment are unable to be corrected and borrowers are unwilling or unable to otherwise support the loans. Refer to Note 6 in Item 1, “Financial Statements and Supplementary Data” for additional details.”

MD&A, Allowance for Credit Losses

“At June 30, 2024, the allowance for credit losses on loans and leases was $1.3 billion compared to $1.0 billion at December 31, 2023, up $276 million. Market interest rates remain persistently high which will put pressure on the ability for certain borrowers with interest rates resetting at current levels to cover debt service. When combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, debt service levels may approach or exceed some properties’ net operating income, which increases the risk of loss. We believe that higher interest rates for a longer period of time will have a more significant impact on our loans that will reprice during the next 18 months. Therefore, we have incorporated a higher probability of default related to those loans as they approach their scheduled repricing date in the measurement of our allowance for credit losses.

Our allowance for credit losses is determined based on quantitative modeling that incorporates and weighs various economic forecast scenarios. The key inputs to our quantitative allowance for credit losses models include borrowers’ projected debt service based on the most recent financial information available and underlying collateral property values. Property values are particularly meaningful for our multi-family and commercial real estate portfolios. Our models consider the entire life of the loan, including both the interest only period of the loan, if applicable, and the amortization period, to assess the probability of default and the loss given default. For our multi-family portfolio, we obtain and utilize current and projected geography-specific market information in our forecasts. In estimating the qualitative component of our allowance for credit losses, we have adjusted key inputs used by the model on an average basis for certain loans, most notably net operating income and property values to reflect weaknesses in the underlying data, including the recency of appraisal values, and the lack of significant loss history in available data, particularly for multi-family loans.”

August 12, 2024

9.

We note 63% of your total loans will mature or reprice in the next one to five years, as derived from your loan maturity and repricing table. Given the significance of this balance to your overall portfolio and impact it may have on the many facets of your operations including loan performance, net interest margin, liquidity and results of operations, please provide and revise future filings to provide a more granular presentation of the various maturities within the one-to-five-year category. Please also clarify whether you classify loans during the initial fixed rate period as fixed or adjustable in the repricing table. Please refer to Item 303 of Regulation S-K.

We have made changes to our Q2 10-Q to provide a more granular presentation of the maturities within the one-to-five-year category for multi-family and commercial real estate loans, including a breakout between those loans that have the option to extend, which is subject to repricing, and those loans that do not have this option feature, which are presented by contractual maturity date. We note that this risk relates primarily to the multi-family and commercial real estate portfolios, and have provided this disclosure related to those portfolios in our Q2 10-Q. Please refer to the table included in our response to comment 8.

As it relates to the split between fixed and adjustable loans within the table referenced by the Staff on page 59 of our 2023 10-K, loans with the option for the borrower to extend through repricing into an adjustable-rate loan are included within the “Adjustable” column of that table during their initial fixed rate period.

Multi-Family Loans, page 59

10.

We note your disclosure that $18.3 billion of your multi-family loan portfolio is subject to rent regulation. Please tell us and revise future filings to explain in greater detail how the New York Housing Stability and Tenant Protection Act of 2019 could impact or has impacted the value of the properties securing these loans and borrower’s ability to repay the loans.

We obtain updated financial statements from our multi-family borrowers at least annually. Rent regulation reduces a borrower’s ability to generate additional revenue to offset higher expenses and can inhibit the ability of the borrower to pay in accordance with the terms of the loan. We have considered this risk in setting our allowance for credit losses by stressing net operating income for our multi-family loans. Additionally, this pressure on net operating income is a factor leading to the increase in substandard multi-family loans.

We have included the following disclosure in our Q2 10-Q:

MD&A, Multi-family loans

“The majority of our multi-family loans are secured by rental apartment buildings. At June 30, 2024, $20.4 billion or 57 percent of the Company’s total multi-family loan portfolio was secured by properties in New York State, many of which are subject to rent regulation laws to varying degrees. The New York Housing Stability and Tenant Protection Act of 2019 (the “Act”) significantly limits the ability to increase rents on regulated apartments upon vacancy. These limitations may reduce a borrower’s ability to generate additional revenues on those units to offset higher operating expenses due to inflation and the current interest rate environment, which could result in lower net operating income and could impact a borrower’s ability to satisfy repayment obligations during the term of the loan. In addition, the level of income generated by the property may be insufficient to qualify for refinancing at maturity. The impact on current and future cash flows has adversely impacted the value of properties with a high concentration of rent regulated units which has increased charge-offs in 2024.”

August 12, 2024

11.

We note your disclosure that approximately 38 percent of the loans subject to rent regulation in the multi-family portfolio are currently in an interest only period. Please tell us and revise future filings to disclose the total multi-family loans in an interest-only period and the average interest-only period remaining. In addition, we note from the penultimate paragraph on page 60 that, “our multi-family loans may contain an initial interest-only period which typically does not exceed two years...” Please confirm to us that these loans were originated in the past two years or explain to us the reason(s) why 38 percent of these loans are in an interest-only period.

The multi-family loan portfolio had $15.4 billion in loans outstanding that were in their interest-only period as of June 30, 2024. Historically, we originated certain loans with an initial interest-only period which was typically 24 months or less. However, policy allowed for the interest-only period to exceed 24 months. From 2020 to 2022, most multi-family originations contained an initial interest-only period. The loans originated in that timeframe with initial interest only periods included lower leveraged loans that had interest-only periods in excess of 24 months. We are not currently originating multi-family loans and loans we have previously originated are in the process of migrating from their initial interest-only period into their amortization period.

We have included the following disclosure in our Q2 10-Q:

MD&A, Multi-family loans

“To mitigate our exposure to rent regulated properties, we are curtailing future originations of loans secured by rent-regulated properties and focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending. Property values in this loan sector have decreased substantially since origination due to unfavorable market conditions. The appraised value used in our loan-to-value ratio is determined using an income approach to estimate the stabilized value of the collateral by applying a market driven capitalization rate to the stabilized cash flow of the property.

Our multi-family loan portfolio had $15.4 billion outstanding with an interest-only payment at June 30, 2024. The weighted average interest-only period remaining was 22 months as of June 30, 2024, with approximately 60 percent of these loans entering their amortization period by the end of 2025.”

12.

We note that the weighted average LTV of the New York State rent regulated multifamily portfolio was 58 percent as of December 31, 2023. We also note your disclosure on page 60 that you primarily underwrite multi-family loans based on the current cash flows produced by the collateral property, with a reliance on the “income” approach to appraising the properties, rather than the “sales” approach. Please revise future filings to clarify whether the values in your LTV’s, like that referenced above on page 59, refer to the sale price or another measure of value.

August 12, 2024

We note that the disclosure cited was focused on how we originate multi-family loans. We are not currently originating multi-family loans consistent with our announced strategy to reduce our concentration and to focus on relationship lending. We note that valuations on multi-family properties typically consider two approaches that generally align with one another. The first, referred to as the “income” approach establishes the economic value of the collateral by applying a market driven capitalization rate on the property’s stabilized cash flow for the purpose of determining value. The second referred to as the “sales” approach determines value based upon recent sales transactions of similar comparable properties. While an appraiser may rely on one method or the other when determining final value, the bank has traditionally relied upon the “income” approach determined by the appraiser as a more conservative estimate of value.

Additionally, we advise the Staff that we plan to provide greater clarity consistent with this commentary when we update our disclosure in our 2024 10-K.

13.

We note that multi-family loans may contain an initial interest-only period at origination. Please tell us and revise future filings to clarify if the minimum DSCR of 120 percent is calculated on the interest only period or fully amortized basis. Please tell us how you determine when to offer an initial interest-only period and how such term works with the initial fixed rate period of the loan. For example, explain if the interest-only loans are those that have a longer fixed rate period, or clarify, if true, that you offer such terms to borrowers that are refinancing at the end of a fixed-rate period, etc. Similarly include in your response and future filings information related to the initial interest-only periods for commercial real estate discussed on page 62.

In response to the Staff’s comment, we note that the calculation of minimum debt-service coverage ratio (“DSCR”), whether at origination or upon each internal review, is calculated on an amortizing basis regardless of whether the loan is in an interest only-period or not for both multi-family and commercial real estate loans. The referenced disclosure includes “our multi-family loans may contain an initial interest-only period...however, these loans are underwritten on a fully amortizing basis.”

We are not currently originating multi-family loans consistent with our announced strategy to reduce our concentration and to focus on relationship lending. Previously, our determination to offer initial interest-only periods based on the borrower’s credit profile used a tiered approach primarily considering the loan-to-value (“LTV”) at origination or at refinancing. Loans with lower LTVs would qualify for a longer initial interest-only period while loans with higher LTVs would not be offered interest-only terms. Our determination as to whether we provided an initial interest-only period was not impacted by other loan terms, such as an initial fixed rate period. While the same approach is applied to both multi-family and commercial real estate loans, commercial properties qualified for initial interest-only periods at lower LTV ratios compared to multi-family properties.

We have included the following disclosure in our Q2 10-Q:

MD&A, Multi-family loans

“Our multi-family loans may contain an initial interest-only period which typically does not exceed two years; however, these loans are underwritten on a fully amortizing basis, including calculation of the debt service coverage ratio. Whether a borrower qualifies for an interest-only period is based on the individual credit profile of the borrower, particularly the loan-to-value of the property.”

August 12, 2024

MD&A – Commercial real estate

“Certain of our commercial real estate loans may contain an interest-only period which typically does not exceed three years; however, these loans are underwritten on a fully amortizing basis, including calculation of the debt service coverage ratio. Whether a borrower qualifies for an interest-only period is based on the individual credit profile of the borrower, particularly the loan-to-value of the property.”

14.

We note your disclosure on page 31 regarding the impact of the New York Housing Stability and Tenant Protection Act of 2019 and the potential for the value of collateral located in New York State to become impaired, and in turn, have a negative adverse effect on your financial condition and results of operations. We also note that multi-family loans classified as substandard increased from approximately $0.6 billion at December 31, 2022 to approximately $2.3 billion at December 31, 2023. We note on page 64 that it is not your policy to order updated appraisals for performing loans. Please tell us and revise future filings to discuss whether you had a process or procedure in place to consider obtaining updated appraisals on properties securing your multi-family loans on a more regular basis considering the deterioration of the credit quality in your multi-family loan portfolio and potential impact of declining loan to value ratios. In addition, describe the analysis done that led to the determination not to update appraisals on a more regular basis.

Our practice is to continually review the risk in our loan portfolio, including our multi-family loans. While we do not routinely order updated appraisals for our performing loans, we do receive updated financial information from our multi-family and commercial real estate borrowers at least annually or on a more frequent basis based on our assessment of potential risk associated with individual portfolios, borrowers, and underlying collateral valuations. Upon receipt of updated financial information, regardless of whether the borrower is current on their scheduled payments or not, we perform a cash flow focused analysis of the borrower’s ability to service the loan per the terms of the agreement we have with such borrower. If we determine the borrower’s cash flow may not be sufficient to service the debt, we downgrade the loan, order an appraisal, and if the collateral value is insufficient, record a charge-off and place the loan on non-accrual.

We have included the following disclosure in our Q2 10-Q:

MD&A, Credit Quality

“It is our practice to continually review the risk in our loan portfolio. The Company receives financial information from borrowers annually, and most of the financial information is received in the second calendar quarter. At June 30, 2024, the Company had received updated financial information on approximately 80 percent of the multi-family loan portfolio. Upon receipt of updated borrower financial information, we perform an analysis to determine whether the cash flow from the underlying collateral is sufficient to meet the contractual loan payments, commonly referred to as the debt service coverage ratio. We consider the ability to cover debt service based upon the current contractual rate, or where a borrower’s initial fixed rate period expires within 18 months, the lowest contractual rate reset option available under the loan terms using the current level for referenced indices. Loans for which the collateral does not have a debt service coverage

August 12, 2024

ratio of 1.0 or higher under this analysis are rated substandard. We order appraisals for all substandard loans. Where an appraisal does not support recovery of the loan carrying amount for collateral-dependent loans, we classify the loan as non-accrual, regardless of payment status, and charge the loan down to its recoverable amount. Once an appraisal is ordered it takes approximately two to three months to receive and appropriately review the results. Non-accrual loans are evaluated at least quarterly to determine if an adjustment to the amount of impairment is required. Loans that are on non-accrual and, separately, the largest individual non-accrual borrowers are reported and reviewed with the Credit Committee of the Board of Directors at least quarterly.

Classified loans increased $3.3 billion in the second quarter of 2024 and $2.3 billion in the first quarter of 2024. These downgrades were principally related to loans with upcoming maturities or repricing where the estimated net operating income of the property would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms, or the underlying collateral values are estimated to have declined to at or below the loan carrying amount. Classified loans reflect the potential that a loss may occur if deficiencies in the primary source of repayment are unable to be corrected and borrowers are unwilling or unable to otherwise support the loans. Refer to Note 6 in Item 1, “Financial Statements and Supplementary Data” for additional details.

... Charge-offs of $388 million were recorded on commercial real estate and multi-family loans during the six months ended June 30, 2024, primarily driven by appraisals received on those loans.

It is our policy to order updated appraisals for non-accrual loans that are collateralized by multi-family buildings, commercial real estate properties, or land, if the most recent appraisal on file for the property is more than one year old. Appraisals are ordered at least annually until such time as the loan becomes performing and is returned to accrual status. It is not our policy to obtain updated appraisals for performing loans that are not showing signs of credit weakness. However, appraisals may be ordered for performing loans when a borrower requests an increase in the loan amount, a modification in loan terms, or an extension of a maturing loan, or when we determine an updated appraisal is needed as a result of our ongoing credit analysis. We evaluate loans that were previously placed on non-accrual at least quarterly to determine if additional charge-offs may be needed.”

MD&A, Multi-family loans

“The majority of our multi-family loans are secured by rental apartment buildings. At June 30, 2024, $20.4 billion or 57 percent of the Company’s total multi-family loan portfolio was secured by properties in New York State, many of which are subject to rent regulation laws to varying degrees. The New York Housing Stability and Tenant Protection Act of 2019 (the “Act”) significantly limits the ability to increase rents on regulated apartments upon vacancy. These limitations may reduce a borrower’s ability to generate additional revenues on those units to offset higher operating expenses due to inflation and the current interest rate environment, which could result in lower net operating income and could impact a borrower’s ability to satisfy repayment obligations during the term of the loan. In addition, the level of income generated by the property may be insufficient to qualify for refinancing at maturity. The impact on current and future cash flows has adversely impacted the value of properties with a high concentration of rent regulated units which has increased charge-offs in 2024. To mitigate our exposure to rent regulated properties, we are curtailing future originations of loans secured by rent-regulated properties and focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending.”

15.

In future filings, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment for rent regulated multi-family loans.

In the current environment, management has made the decision to curtail or eliminate future originations of rent regulated multi-family loans. We have also increased the monitoring of this portfolio and are taking the appropriate action to manage our current exposure to properties of this type.

We have included the following disclosure in our Q2 10-Q:

August 12, 2024

MD&A, Multi-family loans:

“To mitigate our exposure to rent regulated properties, we are curtailing future originations of loans secured by rent-regulated properties and focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending. Property values in this loan sector have decreased substantially since origination due to unfavorable market conditions. The appraised value used in our loan-to-value ratio is determined using an income approach to estimate the stabilized value of the collateral by applying a market driven capitalization rate to the stabilized cash flow of the property.

... We continue to monitor our loans held for investment portfolio and the related allowance for credit losses, particularly given the economic pressures facing the commercial real estate and multi-family markets. Although occupancy levels have historically tended to be stable due to below market rents, rent-regulated loans that are repricing are incurring debt service levels that, when combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, approach or exceed some properties’ net operating income and may require the borrower to support the loan from sources unrelated to the collateral until elevated interest rates subside.”

16.

Reference is made to the last full paragraph on page 59. Tell us with a view toward disclosure whether you monitor cash-flow on the properties securing the loans after the loan disbursement if the loan is still performing, and if so, how you utilize this information.

Our process with respect to monitoring cash-flow on the properties securing loans is to collect financial information for multi-family and commercial real estate borrowers at least annually. Upon receipt of such financial information, analysis is performed to determine whether a borrower’s cash flow is sufficient to service the respective loan, which is commonly referred to as the debt service coverage ratio. Based upon this analysis we may order an updated appraisal, update a loan’s risk rating or place a loan on non-accrual.

We have clarified our Credit Quality disclosure in our Q2 10-Q. Please refer to the excerpt of our disclosure included in the response to comment 14, which also addresses this comment.

August 12, 2024

17.

We note the third full paragraph on page 60 where you discuss your relationships with mortgage brokers. Tell us with a view toward future disclosure, what percentage of multifamily or commercial real estate loans were developed in house versus through mortgage brokers. If applicable, tell us whether any mortgage broker was responsible for referring more than 10% of your multi-family or commercial real estate portfolio in any significant geographic region. Finally, regarding the 350 largest loans that were reevaluated in the first quarter, please quantify what percentage were through mortgage brokers. Please also provide disclosure to the extent there is a significant concentration with a specific mortgage broker in that population of loans.

Flagstar has historically used mortgage loan brokers to source multi-family loan origination opportunities. The broker is a representative of the prospective borrower in exchange for a fee paid by the borrower; Flagstar does not pay or receive a fee associated with such referrals. After receiving the referral, all elements of the process to originate a mortgage loan have been performed in-house, including the underwriting of the loan. Historically, the majority of our multi-family originations were referred to us by third party brokers. Our largest broker relationship was with Meridian Capital Group LLC (“Meridian Capital”) who referred approximately 75 percent of our origination opportunities within the New York, New Jersey and Pennsylvania markets. Approximately 95 percent of our largest 350 loans were referred by mortgage brokers, with approximately 50 percent being referred by Meridian Capital.

Following our change in leadership in 2024, we have changed our strategy in regard to commercial real estate lending and we are no longer relying upon mortgage brokers to refer loan origination opportunities to us. Future commercial real estate lending will be relationship focused as we look develop our own lending opportunity pipeline based on cultivating borrower relationships, to source loan opportunities directly and strategically diversify our loan portfolio. While borrowers may retain broker representation at their expense, we will source our opportunities through our relationships with potential borrowers.

Commercial Real Estate, page 61

18.

We note that you identify the loan types that make up your CRE loan portfolio in your disclosure on page 61. Please revise future filings, to also quantify your CRE loan portfolio by borrower or other characteristics (e.g., office, hotel, multi-family) for the periods presented, similar to the information you provided investors in your January 31, 2024 earnings call presentation. In addition, please tell us and revise future filings to disclose the current weighted average loan to value ratio and occupancy rates for all the periods presented.

We have included additional disclosures to further disaggregate the composition of our commercial real estate portfolio, as shown below. However, we do not anticipate disclosing the range of LTV ratios or occupancy rates at the portfolio level as the data required to support meaningful information at that level of detail is not readily available. Appraisals are not typically ordered on loans which are paying in accordance with their contractual terms, therefore we do not have a current LTV on the majority of our portfolio. We note that although occupancy rates are one aspect of an office portfolio borrower’s ability to generate revenue, it is not the primary measure that we utilize. We believe net operating income is a more meaningful, direct and measurable indicator of a borrower’s ability to pay in accordance with the contractual terms of the loan. Accordingly, we have expanded our disclosure related to how net operating income is considered in our ongoing credit assessments.

August 12, 2024

We have included the following disclosure in our Q2 10-Q:

MD&A, Commercial real estate

“The following table presents an analysis of the property types that collateralize the commercial real estate loans in our held-for-investment loan portfolio:”

	At June 30, 2024		At December 31, 2023
	Commercial Real Estate Loans		Commercial Real Estate Loans
(dollars in billions)	Amount	Percent of Total	Amount	Percent of Total
Office non-owner occupied	$2,788	28%	$3,243	31%
Retail (includes owner and non-owner occupied)	2,138	21	2,234	21
Industrial	3,062	31	2,995	29
Other	1,973	20	1,998	19

Total	$9,961	100%	$10,470	100%

MD&A, Commercial Real Estate

“Occupancy levels for office space have declined substantially over the past three years which has had an impact on borrowers’ net operating income and their ability to cover debt service. These unfavorable market conditions also lower the value of underlying collateral which has had a material impact on loan charge-offs in 2024.”

Non-Performing Loans, page 66

19.

We note that non-performing loans (NPL’s) increased significantly from December 31, 2022 through the first quarter ending March 31, 2024 across all loan categories and your disclosure that the increase in NPLs was primarily driven by a $125 million increase in multi-family loans and a $108 million in commercial real estate loans, primarily office. Please further explain the underlying reasons driving the changes in your NPLs in each loan category, including separately quantifying how much of the increase relates to loans acquired in the Signature acquisition as well as disclosure of trends driving delinquencies in each loan category such as occupancy rates, etc.

Our increase in non-performing loans during the specified period was related to property value declines and net operating income not being sufficient to service the debt terms, primarily in the office and multi-family portfolios. The increase in non-performing loan balances during the first and second quarters of 2024 was based on the combination of a portfolio credit analysis and the culmination of the receipt of borrower financial information and obtaining an updated appraisal indicating a degradation in value sufficient to make full collectability of the loan doubtful, or in some cases a communication from the borrower informing the Bank of their intent not to pay as contractually obligated on the loan.

We did not acquire any multi-family loans in the Signature transaction and note that no office loans acquired in the Signature transaction were non-performing as of December 31, 2023, and thus did not contribute to the increase in non-performing loans from December 31, 2023 to March 31, 2024.

August 12, 2024

Please see the disclosure included in our Q2 10-Q which we have included in our response to comment 14.

Allowance for Credit Losses, page 67

20.

We note your disclosure here and in Note 7 – Allowance for Credit Losses on Loans and Leases that you built your allowance for credit losses to address weakness in the office sector, potential repricing risk in multi-family portfolio and conditions leading to increases in classified assets. We also note that portfolio prepayments are an integral assumption in estimating the allowance for credit losses on your commercial real estate portfolio. Please tell us and revise future filings to expand your discussion around the specific risks, factors, and trends driving each of these conditions, by lending category and how these factors were reflected in your allowance model, for example, as qualitative factor adjustments and/or changes to the quantitative assumptions, such as probability-of-default, loss-given-default, and exposure-at-default. Your response should provide both qualitative and quantitative information related to the impact each factor had on your allowance for loan loss model for each quarter in 2023 and first quarter of 2024, including repricing risk and prepayment forecast changes. Please refer to Item 303 of Regulation SK.

Our allowance for credit losses is determined based on quantitative modeling that incorporates and weighs economic forecast scenarios. Our quantitative process uses various assumptions and data inputs and forward-looking macro-economic scenario forecasts to develop our quantitative allowance for credit losses estimate. Our model methodology utilizes geography specific forecasts specific to our office, multi-family and commercial real estate portfolios, which we obtain from third parties. We review those forecasts and for all periods have noted that they were consistent with management expectations and the prevailing communications in the marketplace. Our models do not use risk-ratings as a key input. We do utilize the underlying data that informs our conclusions on risk ratings as key inputs into our models. The key inputs to our quantitative allowance for credit losses models include borrower’s projected debt service ability based on the most recent financial information available and underlying collateral property values. We also apply a qualitative framework to assess internal and external factors not captured in the quantitative process and to continuously evaluate what limitations may exist within the quantitative modeling methodology or data as compared to both existing and emerging risks.

Our allowance for credit losses for the periods ended March 31, 2023 and June 30, 2023 was primarily based on our quantitative modeling. Although we reviewed our overall quantitative results in the context of our qualitative framework, qualitative reserves were not a material component of our overall reserve. Our quantitative reserve included weighted scenarios, including an adverse scenario, all of which forecast significant degradation in the multi-family and office portfolios. We respectfully note that at that time we were experiencing no notable emergence of delinquencies, substandard loans or non-accrual loans and we had a net recovery for the first half of 2023. Furthermore, the financial information received from borrowers in the first half of 2023 was stable and consistent with the levels utilized in our forecasted economic scenarios.

August 12, 2024

The qualitative component of our allowance for credit losses increased slightly for the period ended September 30, 2023. Those qualitative reserves were related to the observation of some degradation in certain collateral values in our office and multi-family portfolios as compared to our forecasts. Even though our quantitative modeling approach included the use of forward looking macro-economic variables across multiple economic scenarios, our view was that the rate of decline of the underlying loan collateral impacting the loss given default was slightly more than reflected in the third-party data we use in our models, thus impacting what our models were predicting. Additionally, we did not have a significant amount of delinquencies nor a significant increase in non-accrual loans but we observed some degradation, particularly late in the quarter.

For the period ended December 31, 2023 management continued to compare our forecasted economic scenarios against our qualitative framework considering the severity of emerging risks such as feedback from regulators, market information, deterioration in collateral values or borrower financial statements, trends or indications of degradation in asset quality metrics such as substandard loans, charge-offs and nonaccruals. In the fourth quarter of 2023 we observed significant deterioration in multiple of these factors. This was confirmed by the receipt of certain updated appraisals during the quarter showing a decline in value and increases in substandard and non-accrual loans.

As noted in your comment, a component of the calculation of qualitative reserves starting in the fourth quarter 2023 was related to our modeled prepayment assumption. Commercial real estate and multi-family loans are typically structured with a stated maturity date (e.g., 10 years) inclusive of an initial fixed rate period (e.g., five years), a mid-term option date (e.g., year five) when the loan could extend at the borrower’s option and reprice, followed by a second fixed (or floating) rate period. Throughout our observed history, these loans prepaid at or before the option date and did not reprice and extend beyond the initial fixed rate period. However, borrower behavior notably changed during late 2023, and borrowers were not “locking in” a longer-term fixed rate through refinancing a new loan. Instead, borrowers were extending at the floating rate option and awaiting a reduction in interest rates. This caused an extension of the loan’s duration and put additional pressure on the debt service coverage ratio. Therefore, we stressed our prepayment assumptions, net operating income and property values related to our office, multi-family and commercial real estate portfolios in determining our allowance for credit loss measurement which increased our qualitative and overall reserve significantly. We also note that although the referenced factors are the largest drivers of changes in our allowance during the period, assumptions used in the estimate are inherently interrelated and the impact of the change in a particular assumption cannot be fully isolated but instead influence the overall results of our allowance models and process.

Qualitative reserves as a component of the overall general / pooled reserves increased again in the first quarter of 2024. The drivers of the qualitative reserves were generally consistent with the prior periods. However, starting in the fourth quarter of 2023 and continuing through the first quarter of 2024, there were several reviews of both the CRE and multi-family portfolios being performed internally by management, via third parties engaged by management, as well as by bank regulators. As a result of these comprehensive reviews, additional data points in terms of the current value of the collateral underlying these loans (e.g., updated appraisals or broker price opinions) compared to previous collateral values used in our quantitative modeling process were received. These data points gave management incremental information used to estimate required qualitative reserves for the impacted portfolios. Management also noted the following portfolio performance metrics which influenced increases in the overall allowance for credit losses:

August 12, 2024

•

As of the fourth quarter of 2023, consensus was that the Federal Reserve was expected to lower interest rates up to three times (or more) in 2024. However, given the emergence of several economic metrics signaling persisting inflation and a resilient economy, as of the end of the first quarter of 2024, that volume of interest rate cuts was no longer expected. Therefore, interest rates were expected to be higher for a longer period, and result in a longer period of cash flow stress for multi-family loans, potentially resulting in a higher level of defaults, particularly as loans reprice and borrowers experience payment shock.

•

Office charge-offs increased to $64 million in the first quarter of 2024, from $42 million in the fourth quarter of 2023 and $14 million in the third quarter of 2023. This represents a notable trend in portfolio credit risk metrics and the highest level of charge-offs within this portfolio in our history.

•

We observed increased migration in office sector loans to special mention and substandard loans. In total, these loans increased from approximately 38 percent of total loans as of the fourth quarter of 2023 to 41 percent of total loans as of the first quarter of 2024.

•

We recorded multi-family charge-offs of $10 million in the first quarter of 2024, compared to $5 million in the fourth quarter of 2023 (excluding the large $112 million charge-off referenced in comment 7) and $2.2 million in the third quarter of 2023. These are the highest charge-off levels in the multi-family loan portfolio since 2013. Between calendar year end 2013 and the second quarter of 2023, charge-off levels were nominal and less than $1 million quarterly on average. The last three quarters represent a notable trend, comparatively.

•

There was an increased migration in multi-family loans to special mention and substandard classifications during the first quarter of 2024. In total, loans in those classifications increased approximately $1.4 billion from $3.1 billion as of the fourth quarter of 2023 to $4.5 billion as of first quarter of 2024, or 45 percent.

•	We observed increasing degradation in net operating income and property values in our multi-family, office and commercial real estate loan portfolios.

We have included the following disclosure in our Q2 10-Q:

Note 7 – Allowance for Credit Losses on Loans and Leases

“At June 30, 2024, the allowance for credit losses on loans and leases was $1.3 billion compared to $1.0 billion at December 31, 2023, up $276 million. Market interest rates remain persistently high which will put pressure on the ability for certain borrowers with interest rates resetting at current levels to cover debt service. When combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, debt service levels may approach or exceed some properties’ net operating income, which increases the risk of loss. We believe that higher interest rates for a longer period of time will have a more significant impact on our loans that will reprice during the next 18 months. Therefore, we have incorporated a higher probability of default related to those loans as they approach their scheduled repricing date in the measurement of our allowance for credit losses.

August 12, 2024

Our allowance for credit losses is determined based on quantitative modeling that incorporates and weighs economic forecast scenarios. The key inputs to our quantitative allowance for credit losses models include borrowers’ projected debt service based on the most recent financial information available and underlying collateral property values. Property values are particularly meaningful for our multi-family and commercial real estate portfolios. Our models consider the entire life of the loan, including both the interest only period of the loan, if applicable, and the amortization period, to assess the probability of default and the loss given default. For our multi-family portfolio, we obtain and utilize current and projected geography-specific market information in our forecasts. In estimating the qualitative component of our allowance for credit losses, we have adjusted key inputs used by the model on an average basis for certain loans, most notably net operating income and property values to reflect weaknesses in the underlying data, including the recency of appraisal values, and the lack of significant loss history in available data, particularly for multi-family loans.”

We have also expanded our Credit Quality disclosure in response to this comment; please refer to the excerpt of our disclosure included in response to comment 14.

Charge-offs, page 67

21.

We note that total and net charge-offs increased significantly from December 31, 2022 to December 31, 2023 across all loan categories. Please tell us and revise future filings to more comprehensively explain the underlying reasons contributing to the changes in your charge- offs for all the periods presented. Please be as specific and detailed as needed to provide an investor with a clear understanding of the specific trends impacting your borrowers that contribute to charge-offs. Please refer to Item 303 of Regulation S-K.

The increase in charge-offs for the year-ended December 31, 2023 as compared to the year-ended December 31, 2022 was primarily related to the $112 million charge-off on a cooperative loan discussed in the response to comment 7 and a $40 million charge-off on a commercial real estate Office loan in Manhattan that had significant vacancies and a significant decline in net operating income. We will revise future annual filings to include further specifics about the 2023 charge-offs.

We have included a discussion in the Credit Quality section of the Q2 10-Q addressing our review of the multi-family and commercial real estate portfolios and the annual borrower financial updates, which led to an increase in our non-accrual loans, driving charge-offs during the quarter. Please refer to the excerpt of our Credit Quality disclosure included in our response to comment 14.

We have included the following disclosure in our Q2 10-Q:

MD&A, Provision for Credit Losses

“Comparison to Prior Quarter

For the second quarter 2024, the provision for credit losses totaled $390 million compared to a $315 million provision for the first quarter 2024. The provision reflects an increase in charge-offs, principally relating to larger-balance office loans, and the continuing impact of market conditions on the multi-family portfolio as higher rates and inflationary impacts persist.

Net charge-offs totaled $349 million for the second quarter 2024 compared with $81 million for the first quarter 2024 primarily driven primarily by an increase in classified office loans and receipt of appraisals on those loans.

August 12, 2024

Comparison to Prior Year to Date

For the first six months of 2024, the provision for credit losses totaled $705 million compared to a $219 million provision for the first six months of 2023. The provision reflects substantial increases in the allowance for credit losses on loans and leases and charge-offs during the current period, principally related to risk rating downgrades on commercial real estate and multi-family loans with upcoming maturities or repricing for which the estimated property net operating income would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms, as well as underlying collateral value declines principally in the office portfolio.

Net charge-offs totaled $430 million for the first six months of 2024, compared with a net recovery of $1 million for the first six months of 2023 primarily driven by an increase in classified loans in the commercial real estate and multi-family portfolios and underlying collateral value declines.”

Deposits, page 72

22.

We note disclosure on page 72 regarding deposits and your disclosure on page 55 regarding changes in your deposit base and funding costs. To the extent material, please provide additional quantitative and qualitative disclosure regarding your deposit base to allow investors to understand the significance and potential duration of these changes and factors that are reasonably likely to result in your liquidity increasing or decreasing in a material way. Please refer to Item 303(b)(1)(i) of Regulation S-K. Examples of quantitative and qualitative disclosure that you should consider providing, if material, include:

•

Disaggregation of deposit statistics and concentration of deposits along with additional information about their characteristics to help investors evaluate potential duration, such as average number of products held or average deposit “life” by type of depositor.

•	How deposit pricing changes in response to higher interest rates, referred to as “deposit beta.”

•	Changes in the types of deposits (e.g., increases in brokered or uninsured deposits, reductions in insured deposits, increase in higher yielding deposits) and factors driving the changes.

•	The potential effects on liquidity and funding that the failure for brokered deposits to roll over and remain with the bank may have.

Over the first half of 2024, we added a significant amount of both retail and brokered certificates of deposit. This was caused by customers switching from non-interest bearing or lower yielding products to higher rate certificates of deposit. Additionally, the increase in brokered certificates of deposit is a combination of bolstering our liquidity and swapping from brokered sweep deposits to brokered certificates of deposit. The duration on both retail and brokered certificates of deposit remains unchanged at 6 months and 18 months, respectively. The expected duration of the non-maturity deposits portfolio is relatively unchanged at just over 3 years.

August 12, 2024

Our forecasted deposit betas (defined below) in the most recent rising interest rate cycle were in line with actual experienced deposit betas. There has been a shift from non-interest bearing or lower cost deposits to higher rate products as a result of the current overall demand for liquidity. In regard to an expected falling interest rate cycle, our forecasted deposit betas are similar to the rising interest rate deposit betas. Management may choose to lower these deposit betas slightly in an attempt to not only retain current deposits, but also pick up additional market share as our competitors lower their interest rates.

In setting its deposit interest rates, we evaluate our alternative wholesale cost of funds and also its competitive position relative to other deposit gatherers in its markets.

Over the first half of 2024, we have focused on increasing consumer deposits. As of June 30, 2024, consumer deposits were up over $3.8 billion year-to-date. This is attributed to retail deposit campaigns attracting new customers, as well as additional deposits from our existing client base.

Uninsured deposits shrank significantly in the first quarter of 2024 primarily due to the downgrades in our credit ratings and market concerns about credit risk in our loan portfolio. As of the first quarter of 2024, uninsured deposits dropped from $29.3 billion to $14.8 billion, a net decrease of $14.5 billion. Much of this decline was attributed to a few large non-relationship corporate accounts where we had no outstanding loans and were paying premium interest rates. The uninsured deposit balance has stabilized since the capital raise in the first quarter of 2024.

If we are unable to roll over or retain current brokered deposits, other sources of liquidity would be required to help backfill these deposits. This would include additional retail certificates of deposit, non-maturity deposit promotions (which successfully brought in several billion dollars of deposits over a short time frame), as well as wholesale borrowings from the Federal Home Loan Bank of New York and Federal Reserve Bank.

August 12, 2024

We have included the following disclosure in our Q2 10-Q:

MD&A, Deposits

“Our ability to retain and attract deposits depends on numerous factors, including customer satisfaction, the rates of interest we pay, the types of products we offer and the attractiveness of their terms. The majority of our deposits are retail in nature (i.e., they are deposits we have gathered through our branches or through business combinations); however, we also utilize brokered deposits depending on their availability and pricing relative to other funding sources. From December 31, 2023 to March 7, 2024, we experienced $9.7 billion in core deposit attrition following the credit rating agency downgrades of our Company’s credit and deposit ratings in February and March 2024. On March 6, 2024, we announced a $1.05 billion capital raise, after which deposits stabilized. We replaced the decline in deposits and increased our on-balance sheet liquidity, primarily through brokered certificates of deposit and wholesale borrowings.

The following table presents the composition of the Company’s brokered deposits:”

	June 30, 2024	December 31, 2023
Brokered money market accounts	$233	$1,258
Brokered interest-bearing checking accounts represented	1,532	1,599
Brokered certificates of deposit	11,343	6,605

Total Brokered Deposits(1)	$13,108	$9,462

(1)	Excludes reciprocal deposits.

...

“The following table indicates the amount of custodial deposits by source:”

(in billions)	June 30, 2024	December 31, 2023
Custodial deposits from owned servicing	$0.9	$0.7
Custodial deposits from subservicing relationships	2.7	$2.2
Non-servicing custodial deposits	5.1	3.7

	$8.7	$6.6

23.

We noted in your March 7, 2024 investor conference call regarding the impact of rating downgrades on the status of your custodial deposits that you received waivers from agencies that allowed you to maintain those custodial deposits. We also noted your disclosure from slide 6 of the investor presentation that custodial deposits were approximately $9.7 billion as of March 5, 2023. In addition, we note your disclosure on page 43 that the master servicer directs the oversight of custodial deposits associated with serviced loans and, to the extent allowable, could choose to transfer the oversight of the Bank’s custodial deposits to another depository institution. Please tell us and revise future filings to include the following information.

August 12, 2024

•	Quantify the total amount of custodial deposits for each period presented;

The following table discloses our custodial deposits as of each date presented below:

($ billions)	12/31/2022	12/31/2023	3/31/2024
Custodial Deposits From Owned Servicing	0.7	0.7	0.8
Custodial Deposits From Subservicing Relationships	2.1	2.2	2.3
Non-Serviced Custodial Deposits	1.4	3.7	4.6

TOTAL Custodial Deposits	4.2	6.6	7.7

We have disclosed the amount of custodial deposits by source within our Q2 10-Q; please refer to the excerpt of our disclosure included in response to comment 22.

•	Explain if all the custodial deposits are related to your MSR subservicing activities and tell us if those were the same custodial deposits referred to in the conference call;

Please reference our response above and note that when we talk about custodial deposits in our external communications we are referencing total custodial deposits.

•	Disclose the contractual conditions, obligations, or regulations related to your custodial deposits, or any other deposit types, that would cause you to lose those deposits;

Please reference our response above. Additionally, please reference our response to comment 1 above related to restrictions on our custodial deposits.

•	The current status of custodial deposits with respect to waivers; and

Please reference our response to comment 1 regarding waivers we have received from the credit rating agencies.

•	How ratings from third party rating agencies impact your ability to hold custodial deposits or any other deposit type.

There are no restrictions other than those described in our response to comment 1.

Please refer to the disclosure excerpts in our responses to Comments 1 and 22 for information incorporated into our Q2 10-Q in response to the Staff’s comment.

24.

We noted that it appears you had a deposit outflow as of December 31, 2023 taking into consideration the ending December 31, 2022 deposit balance of approximately $58.7 billion, deposits acquired in the Signature transaction of approximately $33.5 billion and the ending December 31, 2023 deposit balance of $81.5 billion. Please tell us and revise future filings to quantify and discuss the details of this outflow, including the types of depositors driving the withdrawals and deposit types that were impacted. In your response, please explain how any outflows impacted liquidity, including, but not limited to how this impacted other balance sheet actions you may have undertaken, alternative sources of funding and their incremental costs compared to those identified deposit outflows, and impact to your net interest margin and income, if material.

August 12, 2024

Our deposits at December 31, 2022 were $58.7 billion. On March 17, 2023, we acquired $33.5 billion in deposits from the FDIC related to the former Signature Bank. At December 31, 2023 total combined deposits were $81.5 billion, a $10.7 billion decline from the combined beginning totals. This decline was primarily due to the following drivers:

1)

$5.4 billion (16 percent) attrition of acquired Signature balances as those customers sought new banking relationships or moved funds to banks where they had other relationships, which was in line with our expectations at the time of acquisition

2)

$4.2 billion reduction in fintech-related deposits during the systemic liquidity event in the first half of 2023 due to depositor (the fintechs) liquidity needs and our decision not to compete for these sources of deposits (at June 30, 2024 we held no fintech deposits); and

3)	$2.2 billion of outflows from state and government deposits via a prepaid benefits debit card program, which was normal and expected.

All other deposits, including branch deposits, increased by $1.1 billion in 2023.

Refer to our response to comment 22 of this letter for our enhanced disclosure of our deposit base, funding costs and how changes and decreases in deposits have been managed.

Regulatory Capital, page 73

25.

Please tell us and revise future filings to discuss the transition milestones, including the related dates, associated with complying with the regulatory requirements of becoming a Category IV banking organization. Please also include a discussion regarding your progress to meeting the transition requirements.

Effective October 1, 2023 we became a Category IV Bank and are subject to heightened requirements as follows: 1) On April 5, 2024 the stress test and capital plan approved by the Board of Directors was submitted to the Federal Reserve as prescribed by Regulation Y, which met the Category IV transition milestones; 2) we will be subject to a Horizontal Capital Review which is first applicable in 2026; 3) we developed and implemented a liquidity stress test and increased on balance sheet liquidity to meet the results of that test; 4) enhanced liquidity monitoring processes, which are required to be in place by October 1, 2024, are continuing to be developed and we do not expect material changes to be required and 5) we must develop a Resolution Plan which will be effective no earlier than mid-2025. We have begun to develop documentation under the recently issued rule.

We have included the following disclosure in our Q2 10-Q:

MD&A, Background

“These transactions resulted in the Company exceeding $100 billion in total assets which results in being categorized as a Category IV institution for regulatory purposes, increasing requirements and expectations related to liquidity, risk management and governance.”

August 12, 2024

Note 7 – Allowance for Credit Losses on Loans and Leases, page 110

26.

We note your disclosure in management’s report on internal control over financial reporting on page 152 related to the material weakness and control deficiencies in your internal loan review process related to the recognition of the allowance for credit losses on loans and leases. We also note your disclosure on page 51 that you significantly built your reserve levels by recording a $552 million provision for loan losses in the fourth quarter to address weakness in the office sector, potential repricing risk in the multi-family portfolio, and conditions leading to increases in classified assets. Please tell us how you determined the extent to which earlier interim or annual financial statements were affected by these control deficiencies.

As a result of internal control findings in the fourth quarter of 2023, management did consider the potential implications on prior period financial statements in conjunction with our quarterly allowance for credit losses governance process due to the internal control finding.

Our internal loan review process was appropriately designed to and did operate effectively in the market conditions prior to the third quarter of 2023. During the first six months of 2023, non-accrual loans were not emerging and we had a net recovery of $6 million. As risk and data specific to our portfolio, began to emerge in the third quarter of 2023, it became apparent to management that our internal loan review might not be sufficiently equipped to respond to these or other new risks that may emerge. During the execution of our third quarter 2023 allowance for credit losses governance process, management identified this risk associated with the quality of our internal loan review process and applied judgment by increasing our qualitative reserves based on the information known at that time.

Prior to the third quarter of 2023 we had not observed an increase in delinquencies, non-accrual loans or charge-offs and we had not observed specific instances of degradation in the portfolio beyond our modeled forecast expectations. Our allowance for credit loss models utilize third-party market data in our forecasts which showed decreases in value and stress on borrower financial condition consistent with information available and the prevailing discussions present in the marketplace. During the third quarter of 2023, increasing credit risks began to emerge in our portfolio associated primarily with the office sector.

During the fourth quarter of 2023, we observed additional information pointing to further degradation in our office portfolio and began to observe weakness in the multi-family portfolio, including an accelerating deterioration in asset quality and underlying collateral valuations, resulting in an increase charge-offs. Accordingly, management further increased the reserves to appropriately address this risk when determining our December 31, 2023 allowance for credit losses. However, during the fourth quarter of 2023 where we observed changing office and multi-family conditions, we did not see results from internal loan review reacting in a similar fashion (e.g., increases in challenged ratings, increases in loan review sample sizes, multi-family and office focus in the samples, etc.). Due to these observations, we identified that we had a material weakness in the control activities related to internal loan review in that the function lacked an appropriate framework to ensure that ratings were consistently applied, appropriately challenged, and responsive to changes in the business operations and regulatory and economic environments which currently exist.

Based on our consideration of the above and the timing of when information was known or knowable, we determined that our interim and annual financial statements were properly stated in conformity with US generally accepted accounting principles (“GAAP”) and that our assessment of the impact of the identified deficiencies on our internal control over financial reporting was appropriate.

August 12, 2024

(b) Management’s Report on Internal Control over Financial Reporting, page 152

27.

We note your disclosure in management’s report on internal control over financial reporting on page 152 related to the material weakness and control deficiencies in your internal loan review process. Please also address the following:

•

Confirm that there were four material weaknesses as of December 31, 2023 and all four were not yet remediated as of March 31, 2024. If there are more or less than four, please tell us the total number.

•

Tell us for each individual material weakness whether it was due to a single control deficiency or an aggregation of control deficiencies. If the latter, please tell us the control deficiencies that made up each material weakness.

•

Tell us and revise future filings to discuss in greater detail the remediation process, including the current timeline by individual item, estimated time to completion or whether an item has been fully remediated, etc. To the extent there remain significant issues with respect to fully remediating any item, please provide a detailed discussion on the reasons for the delay and how your remediation plan has changed, if applicable.

•	Disclose whether any uncompleted remediation step(s) may have any impact on your current and ongoing financial reporting and the financial statements.

We confirm as correct the Staff’s understanding that we identified four material weaknesses in our internal control over financial reporting as of December 31, 2023. We also note that each material weakness related to the aggregation of between two and four instances of ineffective direct or entity level controls resulting in our determination of a material weakness. While progress was made to remediate the material weaknesses, all four remain unremediated as of June 30, 2024. Notwithstanding the incomplete remediation, we concluded that our Consolidated Financial Statements included in each of our 2023 10-K and Q1 10-Q fairly present in all material respects our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with GAAP. We have and will continue to perform this assessment on a quarterly basis and include our conclusions within the applicable Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

We will revise our disclosures in future filings to update the status of our remediation activities, and have included in our Q2 10-Q information regarding each individual material weakness as follows:

1)

Control activities: As a result of emerging data identified during our quarterly allowance for credit losses governance process in the 3rd and 4th quarter of 2023 that was not identified by our Credit Review team in a timely manner, it was determined that we had two control deficiencies in internal loan review. Specifically, our internal loan review process lacked an appropriate framework to ensure that ratings were consistently applied, appropriately challenged, and responsive to changes in the business operations and regulatory and economic environments in which we operate. Because of the pervasive nature of these deficiencies across the internal loan review process, we determined that a material weakness existed in the Control Activities component of the COSO 2013 framework.

August 12, 2024

Remediation

In response to the identified material weakness, our remediation process currently includes the following steps:

•	Expanding the use of independent credit analysis and reducing the Company’s reliance on tools and analysis prepared by our lines of business.

•	Improving the Credit Review team’s ability and stature within the organization to independently challenge risk rating scorecard model methodologies and results.

•

Assessing the adequacy of staffing levels and expertise within our internal loan review practices, considering, among other things, the size, complexity, and risk profile of the Company’s loan portfolio and while in the hiring process are utilizing third parties to increase independent credit review capacity to deal with emerging risk and the pace of change in our portfolio.

•	Providing additional risk rating process training for all employees involved in the lending process.

While we expect to continue to make significant progress towards remediation of the material weakness within our control activities pertaining to loan review during 2024, we are unable to confirm at this time a specific date for remediation. We are also continuing to assess the need for additional remediation steps. Accordingly, the material weakness in our loan review control activities was not remediated as of June 30, 2024.

Upon assessing the underlying root causes leading to the above material weakness, we determined we also had material weaknesses associated with the following components of the COSO 2013 framework:

2)

Control environment: Our Board of Directors did not exercise sufficient oversight responsibilities, which led to us lacking a sufficient complement of qualified leadership resources to conduct effective risk assessment and monitoring activities. We determined that, due to the pervasive nature of the business process control deficiencies within the internal loan review process, certain entity level controls related to Board oversight and the Risk Committee of the Board of Directors were not operating effectively.

Remediation

In response to the identified material weakness, our remediation process currently includes the following steps:

•

Appointed several new members to the Board of Directors with extensive experience as financial experts in our industry and backgrounds in risk management, including a new Lead Independent Director, a new chairman of the Audit Committee and a new chairman of the Risk Assessment Committee.

August 12, 2024

While we believe our actions will be effective in remediating the material weakness in our control environment, the material weakness will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that our efforts have been effective. Accordingly, the material weakness in our control environment was not remediated as of June 30, 2024.

3)

Risk assessment: We lacked effective periodic risk assessment processes to identify and timely respond to emerging risks in certain financial reporting processes and related internal controls, pertaining to internal loan review, that were responsive to changes in the business operations and regulatory and economic environments in which the Company operates. We determined that, due to the pervasive nature of the business process control deficiencies within the internal loan review process, certain entity level controls related to the Risk Committee of the Board of Directors and our periodic risk assessment process were not operating effectively.

Remediation

In response to the identified material weakness, our remediation process currently includes the following steps:

•	Appointed a new Chief Risk Officer and we are in the process of identifying and appointing a new Director of Credit / Loan Review who has prior large bank commercial loan experience.

•

In addition, during the second quarter of 2024 the Company hired Kris Gagnon, Senior Vice President and Chief Credit Officer, to lead the Company’s credit organization, including the Credit / Loan Review function. As part of Mr. Gagnon’s strategic priorities, the Company is evaluating the current depth and breadth of the internal credit review program to determine necessary changes to the scoping approach and the model for review.

While we expect to continue to make significant progress towards remediation of the material weakness in our risk assessment processes during 2024, we are also continuing to assess the need for additional remediation steps. Accordingly, the material weakness in our risk assessment activities was not remediated as of June 30, 2024.

4)

Monitoring: Our recurring monitoring activities over internal loan review were not operating effectively. We determined that, due to the pervasive nature of the business process control deficiencies within the internal loan review process, certain entity level controls related to the Risk Committee of the Board of Directors and monitoring of the Risk function were not operating effectively.

August 12, 2024

Remediation

In response to the identified material weakness, our remediation process currently includes the following steps:

•	Increased the frequency and nature of reporting from our internal loan review team and first line business units to the Risk Assessment Committee to support the Board’s risk oversight role.

While we expect to continue to make significant progress towards remediation of the material weakness in our monitoring activities during 2024, we are also continuing to assess the need for additional remediation steps. Accordingly, the material weakness in our monitoring activities was not remediated as of June 30, 2024.

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

Provision for Credit Losses, page 10

28.

We note your disclosure that the increase in the provision for credit losses during the quarter was due to changes in market conditions and interest rates that are expected to affect portions of your portfolios that are subject to current market stresses. Please explain in greater detail how each market condition, such as occupancy levels for office space, impacted the applicable inputs to your allowance model and how that was different from each quarter in 2023, considering certain of these conditions have existed for over a year. In your response, address specifically what your model was forecasting as of December 31, 2023 and March 31, 2024 related to the length of time of higher market interest rates.

Please refer to our response to comment 20 of this letter for commentary on the progression of the credit environment impacting our lending portfolios during 2023 and into the first quarter of 2024.

As it relates to the first quarter of 2024 specifically, consistent with our response to comment 20, qualitative reserves as a component of the overall reserves increased during the period. The drivers of the qualitative reserves were generally consistent with the prior periods. However, starting in the third quarter of 2023 and continuing through the first quarter of 2024, there were several reviews of both the commercial real estate and multi-family portfolios being performed internally by management, via third parties engaged by management, as well as by bank regulators. As a result of these comprehensive reviews, additional data points in terms of the current value of the collateral underlying these loans (e.g., updated appraisals or BPOs) compared to previous collateral values used in our quantitative modeling process were received. These data points gave management incremental information about the continued development of degradation of borrower performance and collateral values in the marketplace. Management also noted the following portfolio performance metrics which supported further builds in the overall allowance for credit losses:

•

As of the fourth quarter of 2023, consensus was that the Federal Reserve was expected to lower interest rates in 2024. However, given the emergence of several economic metrics signaling persisting inflation and a resilient economy, as of the end of the first quarter of 2024, that volume of interest rate cuts was no longer expected. Therefore, interest rates were expected to be higher for a longer period of time, and result in a longer period of cash flow stress for multi-family loans, potentially resulting in a higher level of defaults, particularly as loans reprice and borrowers experience payment shock.

August 12, 2024

•

Office charge-offs increased to $64 million in the first quarter of 2024, from $42 million in the fourth quarter of 2023 and $14 million in the third quarter of 2023. This represents a notable trend in portfolio credit risk metrics and the highest level of charge-offs within this portfolio in our history.

•

We observed increased migration in office sector loans to special mention and substandard loans. In total, these loans increased from approximately 38 percent of total loans as of the fourth quarter of 2023 to 41 percent of total loans as of the first quarter of 2024.

•

We recorded multi-family charge-offs of $10 million in the first quarter of 2024, compared to $5 million in the fourth quarter of 2023 (excluding the large $112 million charge-off referenced in comment 7) and $2.2 million in the third quarter of 2023. These are the highest charge-off levels in the multi-family loan portfolio since 2013. Between calendar year end 2013 and the second quarter of 2023, charge-off levels were nominal and less than $1 million quarterly on average. The last three quarters represent a notable trend, comparatively.

•

There was an increased migration in multi-family loans to special mention and substandard classifications during the first quarter of 2024. In total, loans in those classifications increased approximately $1.4 billion from $3.1 billion as of the fourth quarter of 2023 to $4.5 billion as of first quarter of 2024, or 45 percent.

We have expanded our disclosures to discuss specific risks, factors and trends driving changes in our allowance for credit losses balance, our provision for credit losses and charge-offs within our Q2 10-Q as indicated in response to comments 20 and 21. We have also expanded our Credit Quality disclosure in response to this comment; please refer to the excerpt of our disclosure included in response to comment 14.

Multi-Family Loans, page 13

29.

We note that you require a minimum DSCR of 125 percent for multi-family loans. We also note your disclosure on page 60 of the December 31, 2023 Form 10-K that you require a minimum DSCR of 120 percent on multi-family buildings at origination. Discuss the reason for the difference including why management determined to make this change and the impact to your allowance for loan loss model. Similarly address the change in CRE loans from 65 percent at year end to 70 percent.

We updated our disclosure related to changes in underwriting requirements we had made for new originations in response to market conditions, although we did not intend to originate a significant volume of such loans. Specifically, this is due to recent inflationary pressure on operating costs and limitations on the ability to increase rental rates to offset those increases in certain markets. Further, following our change in leadership in 2024, we have communicated our intention to reduce our concentration of multi-family and CRE loans. During the first quarter of 2024, our multi-family and commercial real estate originations were minimal, which is expected to persist throughout 2024. This change in underwriting policy for new originations had no impact on our determination of the allowance for loan loss, related models or the related reserves for qualitative factors.

30.	Reference is made to the final sentence on page 14. In the future clarify the meaning of “borrower support.”

August 12, 2024

We advise the Staff that “borrower support” is intended to mean that a borrower would be required to utilize sources unrelated to the collateral, such as their own wealth and assets, to continue to meet the contractual terms of a loan and avoid putting the property or other collateral securing a loan at risk.

Commencing with our Q2 10-Q, we will provide additional information to clarify the meaning of “borrower support” and have included the following in our Q2 10-Q:

“Although occupancy levels have historically tended to be stable due to below market rents, rent-regulated loans that are repricing are incurring debt service levels that, when combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, approach or exceed some properties’ net operating income and may require the borrower to support the loan from sources unrelated to the collateral until elevated interest rates subside.”

Credit Quality, page 18

31.	We note your disclosure throughout your filing about the thorough review of the largest 350 real estate loans done during the first quarter. Please address the following in relation to the reviews:

•	Tell us whether the evaluation supported the weighted average LTV calculations referenced on page 13.

•

Tell us and disclose in future filings the quantitative impact the reviews had on your allowance for loan losses considering the reviews resulted in a $2.3 billion increase in loans classified as substandard or worse. Your response should be detailed and describe the impact both quantitatively and qualitatively on the key inputs of your model. Also please quantify any increases in your non-accrual loans as a result of this review.

•

Tell us the reason for classification as NPLs the four loans that you disclose as the primary drivers for an increase in NPLs as of March 31, 2024. For example, it is unclear if the classification was a result of non-payment for more than 90 days by the borrowers or another reason, such as information obtained during the detailed loan review.

•	For the 350 loans, provide us, by loan category, the outstanding balance, credit quality indicator, DSCR, LTV and any allowance allocated as of the end of each quarter in 2023 and first quarter 2024.

The weighted average LTV calculations disclosed on page 13 of our Q1 10-Q are specific to our New York State rent-regulated multi-family portfolio and are origination-date values. The origination-date LTV ratio of this specific portfolio was 59 percent as of March 31, 2024 compared to 58 percent at December 31, 2023. As discussed within certain of our other responses, we have ceased originating rent-regulated multi-family loans. Note that, following our disclosure of origination-date LTV ratios in the Q1 10-Q, we disclosed the following as it relates to changes in LTV ratios in the portfolio: “Since their origination date, property values in this loan segment are down substantially due to unfavorable market conditions.” We have considered this degradation in establishing allowance for credit losses quantitatively and qualitatively.

Management grouped the review of our largest 350 real estate loans into the following categories: Top 50 Office CRE, Top 50 Non-Office CRE, Top 100 Multi-Family and Top 101-250 Multi-Family. See table below highlighting average period-end balance, average allowance coverage ratio, average credit risk rating, average debt service coverage ratio and average loan-to-value ratio for each category as of the end of each quarter in 2023 and first quarter 2024:

August 12, 2024

(dollars in millions)	Average Period- End Balance	Average Allowance	Average Credit Risk Rating	Average Debt Service Coverage Ratio	Average Loan- To-Value Ratio (as percentage)
Top 50 Office CRE
3/31/2024	$45	$4.9	6	1.60	72
12/31/2023	46	4.3	6	1.65	64
9/30/2023	47	1.0	5	1.68	58
6/30/2023	47	0.4	5	1.69	54
3/31/2023	47	0.2	5	1.75	56
Top 50 Non-Office CRE
3/31/2024	$37	$0.4	4	1.92	56
12/31/2023	36	0.3	4	1.82	61
9/30/2023	37	0.2	4	2.02	63
6/30/2023	38	0.2	4	2.02	59
3/31/2023	47	0.2	4	1.97	59
Top 100 Multi-Family
3/31/2024	$80	$1.2	5	1.84	67
12/31/2023	80	0.7	4	1.88	67
9/30/2023	80	0.5	4	1.88	66
6/30/2023	80	0.5	4	1.91	66
3/31/2023	81	0.3	4	1.90	66
Top 101-250 Multi-Family
3/31/2024	$34	$0.5	4	1.86	63
12/31/2023	34	0.3	4	1.84	63
9/30/2023	34	0.2	4	1.80	62
6/30/2023	34	0.2	4	1.81	63
3/31/2023	34	0.1	4	1.84	62

As disclosed in the Credit Quality section of our Q1 10-Q, “the downgrades were principally related to loans with upcoming maturities or repricing where the estimated property net operating income would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms, and the underlying collateral values are estimated to have declined to at or below the loan carrying amount.” This was also the case for the four loans referenced by the Staff that we disclosed as the primary drivers of the increase in non-accrual loans at March 31, 2024. These four loans were all downgraded to non-accrual as a result of the thorough review of our real estate portfolios (commercial real estate and multi-family) which commenced in the first quarter of 2024.

August 12, 2024

Driven by the ongoing review in the first and second quarter of 2024, our non-accrual loan balance by loan portfolio has increased as follows:

(in millions)	December 31, 2023	March 31, 2024	March 31, 2024 o/(u) December 31, 2023	June 30, 2024	June 30, 2024 o/(u) March 31, 2024
Multi family	$138	$339	$201	$794	$455
Commercial real estate	$128	$338	$210	$753	$415

Refer to our response to Comment 28, in which we discuss the impact the ongoing reviews have had on our allowance for loan losses, inclusive of the impact both quantitatively and qualitatively on the key inputs of our estimate.

We have included the following disclosure in our Q2 10-Q:

MD&A, Allowance for credit losses

“At June 30, 2024, the allowance for credit losses on loans and leases was $1.3 billion compared to $1.0 billion at December 31, 2023, up $276 million. Market interest rates remain persistently high which will put pressure on the ability for certain borrowers with interest rates resetting at current levels to cover debt service. When combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, debt service levels may approach or exceed some properties’ net operating income, which increases the risk of loss. We believe that higher interest rates for a longer period of time will have a more significant impact on our loans that will reprice during the next 18 months. Therefore, we have incorporated a higher probability of default related to those loans as they approach their scheduled repricing date in the measurement of our allowance for credit losses.

Our allowance for credit losses is determined based on quantitative modeling that incorporates and weighs various economic forecast scenarios. The key inputs to our quantitative allowance for credit losses models include borrowers’ projected debt service based on the most recent financial information available and underlying collateral property values. Property values are particularly meaningful for our multi-family and commercial real estate portfolios. Our models consider the entire life of the loan, including both the interest only period of the loan, if applicable, and the amortization period, to assess the probability of default and the loss given default. For our multi-family portfolio, we obtain and utilize current and projected geography-specific market information in our forecasts. In estimating the qualitative component of our allowance for credit losses, we have adjusted key inputs used by the model on an average basis for certain loans, most notably net operating income and property values to reflect weaknesses in the underlying data, including the recency of appraisal values, and the lack of significant loss history in available data, particularly for multi-family loans.”

MD&A, Multi-family loans

“To mitigate our exposure to rent regulated properties, we are curtailing future originations of loans secured by rent-regulated properties and focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending. Property values in this loan sector have decreased substantially since origination due to unfavorable market conditions. The appraised value used in our loan-to-value ratio is determined using an income approach to estimate the stabilized value of the collateral by applying a market driven capitalization rate to the stabilized cash flow of the property.”

August 12, 2024

“We continue to monitor our loans held for investment portfolio and the related allowance for credit losses, particularly given the economic pressures facing the commercial real estate and multi-family markets. Although occupancy levels have historically tended to be stable due to below market rents, rent-regulated loans that are repricing are incurring debt service levels that, when combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, approach or exceed some properties’ net operating income and may require the borrower to support the loan from sources unrelated to the collateral until elevated interest rates subside.”

MD&A, Commercial Real Estate

“The commercial real estate loans we originate are secured by income-producing properties such as office buildings, retail centers, mixed-use buildings, and multi-tenanted light industrial properties. Occupancy levels for office space have declined substantially over the past three years which has had an impact on borrowers’ net operating income and their ability to cover debt service. These unfavorable market conditions also lower the value of underlying collateral which has had a material impact on loan charge-offs in 2024.”

We have also expanded our Credit Quality disclosure in response to this comment; please refer to the excerpt of our disclosure included in response to Comment 14.

32.	Reference is made to the second sentence of the second paragraph. Tell us and disclose in the future, how “third-party estimates of collateral values” differ from appraisals.

Our review of the real estate portfolio included obtaining third-party estimates of collateral values. In the context of this review, the third-party estimates of collateral values refer to broker price opinions provided by third parties which differ from an appraisal. Although the broker price opinions were performed by third parties and subject to review and challenge by our internal appraisals group, a broker price opinion by its nature is not as robust as an appraisal. A broker price opinion is largely based on a review of existing financial information and comparable sales in the market to apply an income approach to determine property value. A broker price opinion does not include an on-site inspection of the property. An appraisal must follow specific standards to determine the value and is performed by an independent party. Additionally, an appraisal includes an on-site inspection of the property to assess the condition and verify other elements of the property. We do not make reference to third-party estimates of collateral values in our Q2 10-Q. However, we will be mindful to more fully explain how third-party estimates of collateral values differ from appraisals should this be used in the future.

Asset Quality, page 49

33.

We note your disclosure on page 50 that the credit quality indicator classifications generally have been updated within the last twelve months. Please tell us the circumstances in which classifications would not be updated within twelve months and whether the amount that has not been updated as of December 31, 2023 and March 31, 2024 is material to any loan category by credit quality indicator.

We are continuously evaluating our portfolio and the risk ratings of our portfolio. We considered, prior to each filing, whether our disclosures were accurate or related to information that was known in prior periods. We are not aware of any loans or specific circumstances in which a loan classification as disclosed was not accurate based upon the facts and circumstances known at that time.

August 12, 2024

Risk Factors

The Company recently experienced turnover in its Board of Directors…, page 83

34.

Tell us and disclose in future filings, the timeline for developing a strategic plan. To the extent that any distinct portion or the entire plan has been or is developed, provide a material description in future filings.

We are currently in the process of developing a comprehensive 2025-2027 Strategic Plan and expect to obtain Board approval by year end 2024. On July 26, 2024, we announced the following five strategic objectives: 1) bolster management and the Board of Directors; 2) ongoing execution of the operating plan; 3) achievable capital and earnings forecast; 4) improve funding profile; and 5) focus on credit risk. These five strategic objectives will be formally incorporated into the 2025-2027 Strategic Plan and described in more detail in future filings.

We have included the following disclosure in our Q2 10-Q:

Item 1A, Oversight and Operational Risk

“On July 25, 2024, the Company announced five strategic objectives for the remainder of 2024: (1) bolster management and the Board; (2) ongoing execution of the operating plan; (3) achievable capital and earnings forecast; (4) improve funding profile; and (5) focus on credit risk. The Company is in the process of developing a 2025-2027 Strategic Plan and expects to obtain Board approval by year end 2024.”

August 12, 2024

Please do not hesitate to call me at (516) 683-4100 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ Craig Gifford
Name:	Craig Gifford
Title:	Senior Executive Vice President and Chief Financial Officer

cc:	New York Community Bancorp, Inc.

Bryan L. Marx

cc:	Simpson Thacher & Bartlett LLP

Sven Mickisch

Tim Gaffney

Edgar J. Lewandowski